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             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K  [ ] Form 20-F  [X] Form 11-K
[ ] Form 10-Q  [ ] Form N-SAR


For Period Ended:     December 31, 1996

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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


For the Transition Period Ended:

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Nothing  in  this  form shall  be  construed  to  imply  that  the
Commission has verified any information contained herein.

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If the  notification relates  to a portion of  the filing  checked above, identify the Item(s) to which the notification relates:

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PART I - Registrant Information

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Full name of registrant    Hecla Mining Company
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Former name if applicable
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Address of principal executive office

                           6500 Mineral Drive
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City, State and Zip Code   Coeur d'Alene, Idaho  83814-8788
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PART II - Rules 12b-25 (b) and (c)
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If the  subject  report could  not be  filed  without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without u nreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative
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State below  in reasonable  detail the reasons why Form 10-K, 20-F,
11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Form 11-K  of the Hecla  Mining Company  Capital  Accumulation Plan
(Plan) pursuant to Section 15(d) of the Securities Exchange Act of 1934, cannot be filed by the required deadline of 180 days following the Plan's fiscal year end, due to the lack of a completed audit report from the Plan's external auditor. The Plan's external auditor is unable to issue its opinion on the Plan's financial statements due to the lack of availability of the report under Statement of Auditing Standard No. 70, REPORTS ON THE PROCESSING OF TRANSACTIONS BY SERVICE ORGANIZATIONS from the Plan's new trustee, Copper Mountain Trust Corporation which was appointed trustee in 1996. The auditors have contacted Copper Mountain Trust Corporation regarding the availability of the Statement of Auditing Standard No. 70 report, and it is anticipated that the report will be available by July 11, 1997. The completion of the statement of Auditing Standard No. 70 report by July 11, 1997, will allow the auditors to complete their audit report, and for the Company to meet the extended filing deadline for Form 11-K of July 15, 1997. Please see the letter (attached hereto as an exhibit) from Coopers & Lybrand L.L.P., external auditor, regarding reasons why the audit report cannot be issued.









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PART IV - Other Information
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   (1)  Name  and telephone  number of  person to contact in regard to this notification

   Stanley E. Hilbert              (208)           769-4106
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      (Name)                     (Area Code)  (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ ] Yes  [X] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

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                         HECLA MINING COMPANY
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          (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   June 30, 1997                 By   /s/ Stanley E. Hilbert
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                                          Stanley E. Hilbert
                                          Corporate Controller
                                          (Chief Accounting Officer)
















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                                           Rule 12b-25(c) Exhibit



[COOPERS & LYBRAND LOGO]





June 19, 1997



Mr. Jack Stilwell
Hecla Mining Company
6500 Mineral Drive
Coeur d'Alene, Idaho 83814-8788

Dear Mr. Stilwell:

We are unable to complete the audit of the Hecla Capital Accumulation Plan (the Plan) as of and for the years ended December 31, 1996 and 1995 prior to your June 30, 1997 filing deadline due to the timing of the report under Statement of Auditing Standard No. 70, "Reports on the Processing of Transactions by Service Organizations" from Copper Mountain Trust Corporation (Copper Mountain). We have contacted Copper Mountain and they anticipate having their review report substantially completed by July 11, 1997. Assuming Copper Mountain's review report is completed as anticipated, we will be able to complete our audit of the Plan prior to July 15, 1997.


Sincerely,

   /s/ R. Gregory Hougham
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R. Gregory Hougham
Engagement Partner